SECURITIES AND EXCHANGE COMMISSION

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SEC FILE NUMBER
8-53012

RECEIVED MAR 01 2002 143

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Mutual Capital Corporation

OFFICIAL USE ONLY
FIRM ID. NO. 106813

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3505 Veteran's Memorial Highway
(No. and Street)

Ronkonkoma	New York	11779
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tanya Dupree (631) 467-2211
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

333 Ludlow Street	Stamford	CT	06902-6982
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 21 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

MUTUAL CAPITAL CORPORATION
(A WHOLLY OWNED SUBSIDIARY OF MUTUAL, INC.)

TABLE OF CONTENTS

This report contains (check all applicable boxes):

AFFIRMATION

I, Paul M. Orzech, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Mutual Capital Corporation, (the "Company") as of December 31, 2001, are true and correct. I further affirm that neither the Company nor any member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Paul M. Orzech 2-28-02

Signature Date

Director

Title

Notary Public

JOHN P. [illegible]
Notary Public, [illegible]
No. 41-[illegible]
Qualified [illegible]
Commission Expires [illegible] 03

Deloitte & Touche LLP
Stamford Harbor Park
333 Ludlow Street
P.O. Box 10098
Stamford, Connecticut 06904

Tel: (203) 708-4000
Fax: (203) 708-4797
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

Mutual Capital Corporation
Ronkonkoma, New York

We have audited the following financial statements of Mutual Capital Corporation (a wholly owned subsidiary of Mutual, Inc.) (the "Company"), as of December 31, 2001 and for the year ended December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Mutual Capital Corporation at December 31, 2001, and the results of its operations and its cash flows for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

As described in Note 1 to the financial statements, certain expenses are paid by affiliates with no obligation of repayment. The Company's results of operations may not necessarily be indicative of those which would have resulted had the Company operated independently.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of Mutual Capital Corporation as of December 31, 2001 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 2001 financial statements taken as a whole.

Deloitte + Touche LLP

February 28, 2002

Mutual Capital Corporation
(A Wholly Owned Subsidiary of Mutual, Inc.)

STATEMENT OF FINANCIAL CONDITION
AS OF ENDED DECEMBER 31, 2001

ASSETS	
CASH AND CASH EQUIVALENTS	$ 15,000
COMMISSIONS AND FEES RECEIVABLE:	
Receivable for retirement fund deposits	224,499
Receivable for 12B-1 fees	197,486
INCOME TAX RECEIVABLE	4,449
TOTAL ASSETS	$ 441,434
LIABILITIES	
ACCOUNTS PAYABLE TO MUTUAL, INC.	$ 421,985
Total liabilities	421,985
SHAREHOLDER'S EQUITY	
COMMON STOCK (100 shares authorized, issued and outstanding; par value $1)	100
PAID-IN CAPITAL	32,650
ACCUMULATED DEFICIT	(13,301)
Total shareholder's equity	19,449
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 441,434

See notes to financial statements.

Mutual Capital Corporation
(A Wholly Owned Subsidiary of Mutual, Inc.)

STATEMENT OF OPERATIONS
FOR YEAR ENDED DECEMBER 31, 2001

REVENUES	
Commissions and fees	$4,728,376
Sub-brokerage expense	(1,268,541)
Total Revenues, Net	3,459,835
EXPENSES:	
Commissions and fees	3,459,835
Professional fees	10,500
Other	2,211
Total expenses	3,472,546
NET LOSS BEFORE INCOME TAXES	12,711
INCOME TAX BENEFIT	4,449
NET LOSS	$ 8,262

See notes to financial statements.

Mutual Capital Corporation
(A Wholly Owned Subsidiary of Mutual, Inc.)

STATEMENT OF CASH FLOWS
FOR YEAR ENDED DECEMBER 31, 2001

OPERATING ACTIVITIES:	
Net loss	$ 8,262
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Increase in receivable for retirement fund deposits	(224,499)
Increase in receivable for 12B-1 fees	(197,486)
Increase in accounts payable to Mutual, Inc.	421,985
Increase in income taxes receivable	(4,449)
Decrease in other assets	7,711
Net cash used in operating activities	(5,000)
NET DECREASE IN CASH	(5,000)
CASH, BEGINNING OF YEAR	20,000
CASH, END OF YEAR	$ 15,000

See notes to financial statements.

Mutual Capital Corporation
(A Wholly Owned Subsidiary of Mutual, Inc.)

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY FOR YEAR ENDED DECEMBER 31, 2001

BALANCE , BEGINNING OF PERIOD	$	27,711
Net loss		(8,262)
BALANCE, DECEMBER 31, 2001	$	19,449

See notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business Description - Mutual Capital Corporation (the "Company") is a wholly owned subsidiary of Mutual, Inc. ("Mutual") and is a registered broker-dealer. The Company was organized on August 10, 2000 and commenced operations as a broker-dealer in June 2001. ARG Holdings, Inc. ("ARG") is the ultimate parent. The Company's activities are limited to the collection of 12B-1 fees and other commissions due from mutual fund and variable annuity transactions directed to other broker-dealers, net of fees paid to sub-brokers, and the payment of such fees and commissions exclusively to Mutual.

The Company is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 regulations and is a member of the National Association of Security Dealers, Inc.

Revenue Recognition – Commissions and fees for retirement fund deposits with investment managers are recognized at the time of sale. Commissions based on assets managed by investment fund managers ("12B-1 fees") are recognized when earned. Sub-brokerage expenses, which are paid directly to third parties by investment fund managers, are recognized as incurred. Commission and fee expense, due to Mutual, is recognized as incurred.

Related Party Transactions – Mutual pays certain of the Company's operating expenses with no obligation of repayment. The Company's results of operations may not necessarily be indicative of those which would have resulted had the Company operated independently.

Financial Instruments – The carrying amount for cash and cash equivalents, receivables, and accounts payable approximates fair value.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilites at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. INCOME TAXES

The Company uses the liability method to account for income taxes in accordance with Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*. Under this method deferred tax assets and liabilities are recognized based on differences between the carrying value for book purposes and the tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax assets and liabilities between years.

The Company is included in the consolidated federal income tax return filed by ARG. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from ARG or Mutual. The Company is included in

the state and local tax returns filed by Mutual. At December 31, 2001, the Company had income tax receivable of $5,222 from Mutual.

3. REGULATORY NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) under the Securities and Exchange Act of 1934 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 8 to 1 for the twelve months after commencing business as a broker-dealer, and 15 to 1 thereafter. At December 31, 2001, the Company was not in compliance with Rule 15c3-1; the Company had a deficit in its regulatory net capital of $182,486 and minimum regulatory net capital requirements of $52,748. The Company's net capital ratio is not meaningful as the Company had a capital deficit at December 31, 2001. In order to meet and bring the Company into compliance with Rule 15c3-1, Mutual made a capital contribution of $100,000 to the Company on February 28, 2002. In addition, the Company entered into a written agreement with Mutual whereby Mutual waived the payment of any fees or commissions due to Mutual from the Company until the Company is in receipt of such fees or commissions and Mutual acknowledged that the Company's liability to Mutual for the payment of fees or commissions is limited solely to the proceeds of such receivables.

* * * * * *

Mutual Capital Corporation
(A Wholly Owned Subsidiary of Mutual, Inc.)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2001

COMPUTATION OF NET CAPITAL -	
Shareholder's equity	$ 19,449
NONALLOWABLE ASSETS:	
Receivable for 12B-1fees	197,486
Income taxes receivable	4,449
Total nonallowable assets	201,935
Net capital deficit	$ (182,486)
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -	
Minimum net capital required ($5,000 or 12.5% of aggregate indebtedness, whichever is greater)	$ 52,748
NET CAPITAL DEFICIT	$ (235,234)

Ratio of aggregate indebtedness to net capital is not meaningful due to the net capital deficit.

RECONCILIATION WITH THE COMPANY'S COMPUTATION (included in Part IIA of Form X-17A-5 as of December 31, 2001) -	
Net capital, as reported in the Company's Part IIA (unaudited) FOCUS report	$ 15,000
Audit adjustment to record tax benefit	4,449
Nonallowable asset erroneously not recorded - 12B-1 fees	(197,486)
Nonallowable asset erroneously not recorded - tax receivable	(4,449)
Net capital	$ (182,486)

MUTUAL CAPITAL CORPORATION
(A Wholly Owned Subsidiary of Mutual, Inc.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2001

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption on appearing in paragraph (k)(2)(i) of the Rule.

Deloitte & Touche LLP
Stamford Harbor Park
333 Ludlow Street
P.O. Box 10098
Stamford, Connecticut 06904

Tel: (203) 708-4000
Fax: (203) 4708-4797
www.us.deloitte.com

Deloitte & Touche

February 28, 2002

Mutual Capital Corporation
3505 Veteran's Memorial Highway
Ronkonkoma, New York 11779

In planning and performing our audit of the financial statements of Mutual Capital Corporation (the "Company") for the year ended December 31, 2001 (on which we issued our report dated February 28, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934 we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation

of internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted matters involving the Company's internal control and its operations that we considered to be material weaknesses as defined above:

> The Focus Reports for June, September and December 2001 were not prepared on an accrual basis of accounting and, therefore, the Company was not in compliance with the Commission's Uniform Net Capital Rule. On February 28, 2002, the Company corrected its basis of accounting and Mutual made a capital contribution of $100,000 to meet and bring the Company into compliance with Rule 15c3-1. In addition, the Company entered into a written agreement with Mutual whereby Mutual waived the payment of any fees or commissions due to Mutual from the Company until the Company is in receipt of such fees or commissions and Mutual acknowledged that the Company's liability to Mutual for the payment of fees or commissions is limited solely to the proceeds of such receivables.

This condition was considered in determining the nature, timing and extent of the audit tests to be applied in our audit of the financial statements for the year ended December 31, 2001 and this does not affect our report dated February 28, 2002 on such financial statements.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were not adequate at December 31, 2001 to meet the Commission's objectives due to the conditions described previously.

This report is intended solely for the information and use of the board of directors, management, the Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Mutual Capital Corporation
(A Wholly Owned Subsidiary of Mutual, Inc.)
(SEC I.D. No. 8-53012)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2001
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act as a Public Document.